================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                   ----------

                                  AVIALL, INC.
                                (Name of Issuer)

 Common Stock, $.01 par value per share                       05366B102
     (Title of class of securities)                         (CUSIP number)

                             David E. Zeltner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                     New York, New York 10153 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 December 4, 1998
              (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 pages)

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NYFS10...:\80\99980\0025\91\SCHD078V.490

-----------------------------------           ----------------------------------
CUSIP No. 05366B102                    13D               Page 2 of 17 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           NOLAN ACQUISITION PARTNERS
                   S.S. OR I.R.S. IDENTIFICATION NO.  75-2787642
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Texas
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              1,306,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         1,306,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    1,306,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     7.2%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 05366B102                    13D               Page 3 of 17 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON        NOLAN ACQUISITION GROUP, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO. 75-2786370
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            1,306,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       1,306,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    1,306,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     7.2%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 05366B102                    13D               Page 4 of 17 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           KINCAID CAPITAL GROUP,
                                                      a Texas corporation
                   S.S. OR I.R.S. IDENTIFICATION NO.  75-2779494
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Texas
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            1,306,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       1,306,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    1,306,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     7.2%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 05366B102                    13D               Page 5 of 17 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             THOMAS R. KINCAID
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            1,306,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       1,306,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    1,306,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     7.2%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 05366B102                    13D               Page 6 of 17 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             DAN KOMNENOVICH
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            1,306,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       1,306,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    1,306,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     7.2%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

----------------------------------           ----------------------------------
CUSIP No. 05366B102                    13D               Page 7 of 17 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             RICHARD JONES
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            1,306,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       1,306,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    1,306,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     7.2%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 05366B102                    13D               Page 8 of 17 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           CONESE CAPITAL, L.L.C.
                   S.S. OR I.R.S. IDENTIFICATION NO.  58-2423275
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            1,306,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       1,306,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    1,306,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     7.2%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 05366B102                    13D               Page 9 of 17 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           CONESE FAMILY PARTNERSHIP
                                                      (NEVADA), L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.  88-0381099
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Nevada
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            1,306,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       1,306,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    1,306,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     7.2%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 05366B102                    13D              Page 10 of 17 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           CONESE GENERAL PARTNER
                                                      (NEVADA), INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.  88-0381098
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Nevada
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:           1,306,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:      1,306,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                   1,306,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     7.2%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 05366B102                    13D              Page 11 of 17 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           EUGENE P. CONESE
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:           1,306,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:      1,306,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                   1,306,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     7.2%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

            This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on November 9, 1998, by and on behalf of the following persons (collectively, the "Reporting Persons"): Nolan Acquisition Partners, a Texas general partnership ("NAP"), Nolan Acquisition Group, L.P., a Delaware limited partnership ("NAG"), Kincaid Capital Group, a Texas Corporation ("Kincaid Capital"), Thomas R. Kincaid ("Kincaid"), Richard Jones ("Jones"), Dan Komnenovich ("Komnenovich"), Conese Capital, L.L.C., a Delaware limited liability company ("CCL"), Conese Family Partnership (Nevada), L.P., a Nevada limited partnership ("CFP"), Conese General Partner (Nevada), Inc., a Nevada corporation ("CGN") and Eugene P. Conese ("Conese"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since the filing of the Schedule 13D, NAP purchased an aggregate of 41,000 shares of Common Stock for total consideration (including brokerage commissions) of $493,645 derived from the capital of NAP. The source of these funds was equal capital contributions from NAG and CCL to NAP.

NAG obtained its funding from Kincaid Capital, its general partner, as well as from its limited partners. Kincaid Capital obtained its funding from Kincaid, Jones and Komnenovich who used their personal funds.

CCL obtained its funding from CFP, its sole member. CFP obtained its funds from Conese, one of its limited partners, who used his personal funds.

ITEM 4.        PURPOSE OF TRANSACTION.

The Reporting Persons acquired their shares of Common Stock of the Issuer because they believe such shares represent a favorable investment opportunity. Kincaid, Komnenovich, Conese and Eugene P. Conese, Jr. ("Conese, Jr.") have many years of experience in the aviation business and have offered assistance to Issuer's management with a view toward increasing shareholder value.

On November 9, 1998, Conese, Kincaid and Komnenovich met with Eric R. Anderson, Chairman, President and Chief Executive Officer of the Issuer, and Robert Lambert, a director of the Issuer, to make them aware of the filing of the original Schedule 13D and the Reporting Persons' interest in being of assistance to the Issuer in developing a strategic plan to increase shareholder value, including through participation on the Issuer's Board of Directors. Representatives of the Reporting Persons were subsequently requested to make their request for Board representation in writing and, on December 4, 1998, Conese and Kincaid sent a letter to Mr. Anderson that describes the Reporting Persons' experience in the aviation industry and requests that Conese, Jr. and Komnenovich be elected to the Issuer's Board of Directors. The letter expresses the view that the Reporting Persons could be enormously helpful in defining the Issuer's strategic plan and creating value for all shareholders. The letter also states that various shareholders have encouraged the Reporting Persons' involvement in the Company and would support the addition to the Board of Directors of persons with substantial equity investments in the Company. Finally, the letter requested the opportunity for the Reporting Persons to meet with the directors at an upcoming Board meeting to explain their strategic vision of the future of the Company and to answer any questions. A copy of such letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

By letter dated December 4, 1998, Mr. Anderson indicated surprise that Reporting Persons had not proposed Conese and Kincaid, the two most senior representatives of the Reporting Persons, as nominees for directors, but indicated that the Board would discuss the request at an upcoming meeting and that Mr. Anderson would make himself available to discuss specific suggestions regarding the Issuer. A copy of such letter is attached hereto as Exhibit 3 and incorporated herein by reference. Subsequent to receiving this letter, Conese spoke with Mr. Lambert and asked him to communicate the Reporting Persons' belief that Komnenovich and Conese, Jr. have substantial aviation industry experience and are highly qualified to serve as members of the Board of Directors and would skillfully represent the interests of all shareholders. Conese also indicated, however, that any two of Conese, Kincaid, Komnenovich and Conese, Jr. would be available to serve as directors.

On December 7, 1998, Mr. Anderson spoke with both Komnenovich and Conese, Jr., and informed them that the directors would be pleased to meet with representatives of the Reporting Persons to discuss their suggestions with respect to the strategic direction of the Issuer. Komnenovich and Conese, Jr. expressed their willingness to arrange a meeting between themselves and other representatives of the Reporting Persons and directors of the Issuer. A meeting is expected to take place in the next few weeks.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.

In the future, actions with respect to the investment in the Issuer are expected to include continuing to explore with the Issuer the possibility of, or seeking to influence management of the Issuer with respect to, board representation. In addition, although there are currently no specific plans or intentions with respect thereto, NAP may also explore with management of the Issuer the possibility of, or seeking to influence management of the Issuer with respect to, business strategies or mergers, business combinations, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. The Reporting Persons may in the future consider a variety of different alternatives to achieving such actions, including negotiated transactions, tender offers, proxy contests or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer or its securities.

Except as set forth above, as of the date of this statement none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

(a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,306,000 shares of Common Stock constituting 7.2% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 18,171,483 shares outstanding on November 5, 1998, as set forth in the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1998). NAP may be deemed to have direct beneficial ownership of all of such shares of Common Stock. As more fully described in item (b) below, each of the Reporting Persons may be deemed to be a beneficial owner of such shares.

(b) NAG, as the Managing General Partner of NAP, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934), shares of Common Stock which NAP may be deemed to possess direct beneficial ownership. Kincaid Capital, as General Partner of NAG, may be deemed to own beneficially shares of Common Stock which NAG may be deemed to beneficially own. Each of Kincaid and Jones, as officers, directors and stockholders, and Komnenovich, as a director and stockholder, of Kincaid Capital, may be deemed to beneficially own shares of Common Stock which Kincaid Capital may be deemed to beneficially own. Each of Messrs. Kincaid, Jones and Komnenovich disclaims beneficial ownership of such shares of Common Stock for all other purposes.

CCL, as General Partner of NAP, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Common Stock which NAP may be deemed to possess direct beneficial ownership. CFP, the sole member of CCL, may be deemed to own beneficially shares of Common Stock which CCL may be deemed to beneficially own. CGN, as the General Partner of CFP, may be deemed to own beneficially shares of Common Stock which CFP may be deemed to beneficially own. Conese, as the sole stockholder of CGN, may be deemed to beneficially own shares of Common Stock which CGN may be deemed to beneficially own. Mr. Conese disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(c) Information concerning transactions in shares of Common Stock by the Reporting Persons during the past sixty days or since the filing of the Schedule 13D, whichever is less, is set forth on Exhibit 4 attached hereto, which is incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in the Schedule 13D, as amended by this Amendment No. 1, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer. A copy of the General Partnership Agreement of NAP, dated as of October 20, 1998, by and between NAG and CCL is attached as Exhibit 4 hereto, and is incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2: Letter from Conese and Kincaid to Eric Anderson, Chairman, President and Chief Executive Officer of the Issuer, dated December 4, 1998.

Exhibit 3: Letter from Eric Anderson to Conese and Kincaid, dated December 4, 1998.

Exhibit 4: Information concerning transactions in shares of Common Stock effected by the Reporting Persons during the past sixty days or since the filing of the Schedule 13D, whichever is less.

Exhibit 5: NAP General Partnership Agreement, dated as of October 20, 1998, by and between NAG and CCL.

                                    SIGNATURE

The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this Statement is true, complete and correct.

Dated: December 8, 1998             NOLAN ACQUISITION PARTNERS

                                    By: Nolan Acquisition Group, L.P.,
                                        its Managing General Partner

                                    By: Kincaid Capital Group, a Texas
                                        corporation, its General Partner

                                    By: /s/ Richard Jones
                                        ----------------------------------------
                                        Print Name: Richard Jones
                                        Title:  Senior Vice President



                                    NOLAN ACQUISITION GROUP, L.P.

                                    By: Kincaid Capital Group, a Texas
                                        corporation, its General Partner

                                    By: /s/ Richard Jones
                                        ----------------------------------------
                                        Print Name: Richard Jones
                                        Title:  Senior Vice President


                                    KINCAID CAPITAL GROUP, a Texas corporation

                                    By: /s/ Richard Jones
                                        ----------------------------------------
                                        Print Name: Richard Jones
                                        Title: Senior Vice President


                                        /s/ Thomas R. Kincaid
                                        ----------------------------------------
                                        Thomas R. Kincaid


                                        /s/ Richard Jones
                                        ----------------------------------------
                                        Richard Jones


                                        /s/ Dan Komnenovich
                                        ----------------------------------------
                                        Dan Komnenovich

                                        CONESE CAPITAL, L.L.C.

                                        By: Conese Family Partnership
                                            (Nevada), L.P., its sole member

                                        By: Conese General Partner (Nevada),
                                            Inc., its General Partner

                                        By: /s/ Eugene P. Conese, Jr.
                                            ------------------------------------
                                            Print Name:  Eugene P. Conese, Jr.
                                            Title:  Vice President


                                        CONESE FAMILY PARTNERSHIP (NEVADA), L.P.

                                        By: Conese General Partner (Nevada),
                                            Inc., its General Partner

                                        By: /s/ Eugene P. Conese, Jr.
                                            ------------------------------------
                                            Print Name: Eugene P. Conese, Jr.
                                            Title: Vice President


                                        CONESE GENERAL PARTNER (NEVADA), INC.

                                        By: /s/ Eugene P. Conese, Jr.
                                            ------------------------------------
                                            Print Name: Eugene P. Conese, Jr.
                                            Title: Vice President


                                            /s/ Eugene P. Conese
                                            ------------------------------------
                                            Eugene P. Conese

                                  EXHIBIT INDEX


Exhibit 2: Letter from Conese and Kincaid to Eric Anderson, Chairman, President and Chief Executive Officer of the Issuer, dated December 4, 1998.

Exhibit 3: Letter from Eric Anderson to Conese and Kincaid, dated December 4, 1998.

Exhibit 4: Information concerning transactions in shares of Common Stock effected by the Reporting Persons during the past sixty days or since the filing of the Schedule 13D, whichever is less.

Exhibit 5: NAP General Partnership Agreement, dated as of October 20, 1998, by and between NAG and CCL.